SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     Report on Form 6-K for 4 February 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F __X__    Form 40-F _____

         Enclosures:

         A News Release dated 4 February 2003 announcing the results of The BOC Group plc for the 3 months to 31 December 2002.

                                                           FOR IMMEDIATE RELEASE
                                                   WINDLESHAM    4 February 2003

Summary of The BOC Group results for the 3 months to 31 December 2002

          `A good first quarter with improved results in every segment'


Summary                                Fiscal 2003         Fiscal 2002           change          change as
                                                                               at constant        reported
Excluding exceptional items                                                     currency
----------------------------------- ------------------ -------------------- ------------------ ---------------
Turnover                             (pound)1035.0m       (pound)960.0m               +13%            +8%
----------------------------------- ------------------ -------------------- ------------------ ---------------
Operating profit                      (pound)118.6m       (pound)114.5m                +8%            +4%
----------------------------------- ------------------ -------------------- ------------------ ---------------
Profit before tax                      (pound)95.4m        (pound)97.1m               + 1%           - 2%
----------------------------------- ------------------ -------------------- ------------------ ---------------
Earnings per share                            12.1p               12.3p                 0%           - 2%
----------------------------------- ------------------ -------------------- ------------------ ---------------

After exceptional restructuring charges of (pound)3.1 million ((pound)11.8 million), operating profit was (pound)115.5 million ((pound)102.7 million), profit before tax was (pound)92.3 million ((pound)85.3 million) and earnings per share were 11.7p (10.5p). A full statement of statutory results begins on page 6.

Highlights

o The turnover and profit of every business segment was better than a year ago after allowing for exchange rate movements. The performance of Process Gas Solutions and Afrox hospitals was particularly strong.

o Operating profit in Process Gas Solutions was driven by the increased contribution from new projects and by business efficiency programmes leading to lower costs.

o The turnover and profit of BOC Edwards were ahead of the levels of a year ago but below those of the previous quarter, reflecting the lack of a sustained recovery in semiconductor industry investment.

o The improvement in operating profit was offset by a reduction in the net pension credit, which was influenced by the lower valuation of pension scheme assets on 30 September 2002.

o Japan Air Gases began trading as Japan's third ranking gases company in January 2003, following the merger of BOC's and Air Liquide's local businesses.

o As part of BOC's hydrogen strategy and its integrated solutions approach, BOC has acquired a hydrogen and carbon monoxide plant from Celanese and will now supply a significant portion of the industrial gas requirements to its chemical complex at Clear Lake, Texas. This is BOC's first major supply scheme on the Gulf of Mexico.

         Group Chief Executive, Tony Isaac said,

         "Profit growth in our first quarter was driven by stronger performances from every business segment. The results from Process Gas Solutions and Afrox hospitals were particularly strong with operating profit significantly ahead of a year ago. These improvements resulted from new projects, the initial benefits of acquisitions, price initiatives and cost savings."


         BUSINESS SEGMENT RESULTS

         All comparisons that follow are on the basis of constant exchange rates.

         Operating profits exclude exceptional items.

         Comparisons are made with the fiscal first quarter a year ago unless stated otherwise.


                                                     Fiscal first quarter (year to 30 September 2003)
 --------------------------------- -------------------------------------------------------------------
 Business segments                 Turnover ((pound)m)                   Operating profit ((pound)m)
 --------------------------------- -------------- ---------------- ------------------ ----------------

 Process Gas Solutions                00.2                 9%              3.5                11%

 Industrial & Special Products        16.0                12%              2.0                 3%

 BOC Edwards                          70.1                18%               .1                 8%

 Afrox hospitals                       0.3                26%               .8                51%

 Gist                                  8.4                15%               .1                 2%
 --------------------------------- -------------- ---------------- ------------------ ----------------
 Corporate                                                                 3.9
 --------------------------------- -------------- ---------------- ------------------ ----------------
 Group total                         035.0                13%             18.6                 8%
 --------------------------------- -------------- ---------------- ------------------ ----------------


PROCESS GAS SOLUTIONS (PGS)

Increased turnover reflects better volumes to existing customers as well as sales from new plants.

Worldwide, profit grew faster than sales mainly because of cost savings arising from improved business efficiency, including the transfer of plant design and construction to Linde BOC Process Plants in the US.

Sales and profit increased in north America driven by strong demand from some steel and glass customers during the quarter.

Price trends remained positive in the merchant markets.

Investment at the Celanese Clear Lake facility on the Gulf of Mexico will be some $50 million including the immediate purchase of a HyCO plant providing BOC with a hydrogen source in the area. This is BOC's first major scheme in the Gulf area and the first supply scheme with Celanese.

Operating profit also increased in South Pacific, Africa, Southeast Asia and Latin America, driven by increased volumes and cost savings.

Some sales were lost as customers closed facilities in the UK and relocated manufacturing overseas but this was partly offset by sales from new facilities including the hydrogen plant supplying Huntsman and the ETOL pipeline system, both on Teesside.

Growth was particularly strong in north Asia, boosted by the new business with BASF/YPC in Nanjing, as the pace of economic growth in China was maintained.


INDUSTRIAL AND SPECIAL PRODUCTS (ISP)

Turnover increased by 12 per cent, partly as a result of higher LPG prices and the acquisition of Unique Gas in Thailand. Underlying turnover increased by 6 per cent.

Higher LPG costs were recovered in selling prices, which therefore increased sales revenues but had little impact on operating profit. The principal activity of Unique Gas is trading and distribution of LPG and ammonia, which has inherently lower margins than the Group average.

Sales and operating profit increased in the UK. Firm prices helped to offset lower sales volumes of industrial products. Sales of medical gases and special products continued to grow.

Although sales in North America were slightly better than a year ago, increased costs arising from the continued implementation of new systems had a negative impact on operating profit.

The positive sales and profit trend continued in South Africa during the first quarter helped by strong manufacturing activity.

Sales and operating profit increased in the south Pacific region mainly as a result of increased volume coupled with firm prices in Australia.

BOC completed the acquisition of Praxair's Polish gases business for $50 million on 31 January, following approval from the Polish competition authority. This will strengthen BOC's Polish ISP business in particular.


BOC EDWARDS

Turnover and operating profit were better than a year ago but lower than in the previous quarter. As expected, reduced order intake for semiconductor equipment in the fiscal fourth quarter last year led to lower operating profit in this first quarter. The impact was amplified by changes in the product mix including a larger proportion of lower margin products for making flat-panel displays.

The Seiko turbomolecular pumps acquisition contributed to profit in the quarter but Hydromatix and Semco have yet to make a positive contribution.

Sales of electronic materials increased but operating profit was affected by investment in the development of fluorine generator technology.

BOC Edwards Pharmaceutical Systems' profit was lower than a year ago owing to the timing of project completions.

Order intake for semiconductor vacuum and exhaust management equipment improved in the first quarter but orders for chemical management equipment declined. These trends reflect a high proportion of process upgrades rather than new plant construction.


AFROX HOSPITALS

Operating profit increased by 51 per cent, with growth derived almost equally from existing business and from the acquisition of the Amahosp and Wilgers hospital groups. These were consolidated in the second fiscal quarter of 2002.

The acquisitions added 13 per cent to turnover and so did the existing business, with similar underlying occupancy rates to a year ago.


GIST

Turnover increased strongly. Marks & Spencer volumes were particularly buoyant and operational performance was good over the important Christmas period.

The roll-out of the Ocado operation is proceeding smoothly with increasing volumes during the quarter.

Whilst underlying margins were similar to a year ago, the operating profit comparison was distorted by a non-recurrent profit credited in the first quarter a year ago.

Carlsberg Tetley awarded Gist new business worth some (pound)12 million a year beginning in February 2003 and Gist has also won a multi-million pound contract with the UK fashion retailer New Look.


IMPACT OF EXCHANGE RATES

Exchange rate movements affected the comparison of results for the first quarter unfavourably. Translation adversely affected the turnover comparison by (pound)44.5 million and the operating profit comparison by (pound)4.2 million.

The Australian dollar was stable but the rates for the US dollar, the Japanese yen and, to a lesser extent, the South African rand were less favourable.


ACQUISITIONS

The principal acquisitions affecting first quarter comparisons were the US water services company EMC and the ETOL Teesside pipeline system in PGS; Matheson (Canada) and Unique Gas (Thailand) in ISP; Seiko pumps, Hydromatix and Semco in BOC Edwards and the Wilgers and Amahosp groups in Afrox hospitals.

Acquisitions added (pound)48 million of turnover in the quarter - an increase of 5 per cent. Incremental operating profit of (pound)1.7 million was relatively less. Unique Gas added significantly to turnover but, as it is principally a distributor, margins are below the Group average. Some initial integration costs also diminished the incremental profit.

Good progress was made towards integrating recent acquisitions. Performance was as planned except that the BOC Edwards acquisitions of Seiko turbomolecular pumps, Hydromatix and Semco were affected by the currently weak conditions in the semiconductor industry.


CASH FLOW, BORROWINGS AND TAX

Operating cash flow, before exceptional items, was (pound)76.4 million in the first quarter. This is traditionally a weak quarter for cash flow because of seasonal factors and was also adversely affected by lower inflows from BOC Edwards and the resumption of cash contributions to the UK pension scheme.

Trade working capital rose during the implementation of new business systems in the US.

Currency translation accounted for (pound)5.3 million of the reduction and cash flow from BOC Edwards was (pound)5.2 million less than a year ago.

Payments for financing and tax items, as well as capital expenditure, were below that of the same period last year.

Net borrowings at 31 December 2002 were (pound)1,425.8 million, an increase of (pound)100 million since the 30 September 2002 fiscal year end. Some (pound)65 million of this was cash outflow on investing activities, mainly for the EMC and Celanese investments.

Gearing ratios at 31 December 2002 were 38.7 per cent for net debt / capital employed and 79.3 per cent for net debt / equity, compared with 36.9 per cent and 73.6 per cent respectively at 30 September 2002.

Interest on net debt was covered 4.6 times by operating profit, compared with
4.3 times for the same period last year.

Return on capital employed was 12.4 per cent, compared with 12.6 per cent a year ago and 12.3 per cent for the fiscal year to 30 September 2002. Excluding BOC Edwards, return on capital employed was 14.0 per cent compared with 13.1 per cent a year ago.

The effective rate of tax on profit before exceptional items was 30 per cent, the same as for the fiscal year to 30 September 2002.


OUTLOOK

Despite the uncertain economic and financial environment, management expects BOC to make good progress in its PGS, ISP, Afrox hospitals and Gist segments. This will be based on the successful implementation of new projects and acquisitions, continued focus on customer service and pricing initiatives, with additional benefits from cost savings.

New product development coupled with productivity gains will maintain a positive contribution from BOC Edwards. Meanwhile the outlook for semiconductor investment remains uncertain in the absence of clear trends.





Contact:     Christopher Marsay, Group Manager - Investor Relations
             Tel. 07771 730530 before 12.30pm
             or 01276 477222 (International +44 1276 477222) thereafter.


Notes for editors

The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs some 46,000 people and had annual sales of over (pound)4 billion in 2002.

For more than a century BOC's gases and expertise have contributed to advances in many industries and aspects of everyday life, including steel-making, refining, chemical processing, environmental protection, wastewater treatment, welding and cutting, food processing and distribution, glass production, electronics and health care.

Two significant businesses have grown in parallel with BOC's industrial gases activities. One is BOC Edwards, which supplies ultra-high purity gases and associated equipment to the semiconductor industry and is also world-famous for its vacuum pumps; the other is Gist - a specialist logistics company serving a number of major customers including Marks & Spencer.

GROUP RESULTS

3 MONTHS TO 31 DECEMBER 2002




                                  3 Months to 31 Dec 2002      3 Months to 31 Dec 2001          Year to 30 Sep 2002
                              ---------------------------- ---------------------------- ----------------------------
                                 Before   Excep-    After     Before    Excep-   After    Before   Excep-     After
                                 Excep-   tional   Excep-     Excep-    tional  Excep-    Excep-   tional    Excep-
                                 tional    Items   tional     tional     Items  tional    tional    Items    tional
                                  Items             Items      Items             Items     Items              Items
                              --------- --------- -------- --------- --------- -------- --------- --------- --------
                               (pound)   (pound)   (pound)  (pound)   (pound)  (pound)   (pound)   (pound)   (pound)
                               million   million   million  million   million  million   million   million   million
TURNOVER, including share     1,035.0          -  1,035.0    960.0         -   960.0    4,017.9         -   4,017.9
of joint ventures and
associates
Less: share of joint             76.2         -     76.2      77.1         -     77.1     324.1         -    324.1
ventures
Less: share of associates        14.5         -     14.5      10.4         -     10.4      36.1         -     36.1
                              --------- --------- -------- --------- --------- -------- --------- --------- --------
Turnover                        944.3         -    944.3     872.5         -    872.5   3,657.7         -   3,657.7
                              ========= ========= ======== ========= ========= ======== ========= ========= ========

Operating profit of
subsidiary undertakings         101.9      (3.1)    98.8      97.3     (11.7)    85.6     425.6     (74.0)   351.6
Share of operating profit
of joint ventures                13.9         -     13.9      14.6      (0.1)    14.5      63.8      (0.5)    63.3
Share of operating profit
of associates                     2.8         -      2.8       2.6         -      2.6      10.7         -     10.7
                              --------- --------- -------- --------- --------- -------- --------- --------- --------
Total operating profit
including share of joint
ventures and associates         118.6      (3.1)   115.5     114.5     (11.8)   102.7     500.1     (74.5)   425.6
Loss on
termination/disposal of
businesses                          -         -        -        -          -        -         -     (20.2)   (20.2)
                              --------- --------- -------- --------- --------- -------- --------- --------- --------
Profit before interest          118.6      (3.1)   115.5     114.5     (11.8)   102.7     500.1     (94.7)   405.4
Interest on net debt            (25.6)        -    (25.6)    (26.6)        -    (26.6)   (103.1)        -   (103.1)
Interest on pension scheme
liabilities                     (27.3)        -    (27.3)    (25.8)        -    (25.8)   (106.1)        -   (106.1)
Expected return on pension
scheme assets                    29.7         -     29.7      35.0         -     35.0     139.1         -    139.1
                              --------- --------- -------- --------- --------- -------- --------- --------- --------
Net interest                    (23.2)        -    (23.2)    (17.4)        -    (17.4)    (70.1)        -    (70.1)
                              --------- --------- -------- --------- --------- -------- --------- --------- --------
PROFIT ON ORDINARY
ACTIVITIES BEFORE TAX            95.4      (3.1)    92.3      97.1     (11.8)    85.3     430.0     (94.7)   335.3
Tax (note 4)                    (28.7)      1.1    (27.6)    (30.1)      2.7    (27.4)   (129.0)     22.8   (106.2)
                              --------- --------- -------- --------- --------- -------- --------- --------- --------
Profit on ordinary
activities after tax             66.7      (2.0)    64.7      67.0      (9.1)    57.9     301.0     (71.9)   229.1
Minority interests               (7.0)      0.1     (6.9)     (6.7)      0.1     (6.6)    (26.7)      0.5    (26.2)
                              --------- --------- -------- --------- --------- -------- --------- --------- --------

PROFIT FOR THE PERIOD            59.7      (1.9)    57.8      60.3      (9.0)    51.3     274.3     (71.4)   202.9
Dividends                       (76.4)        -    (76.4)    (75.9)        -    (75.9)   (186.6)        -   (186.6)
                              --------- --------- -------- --------- --------- -------- --------- --------- --------
(Deficit)/surplus for the
period                          (16.7)     (1.9)   (18.6)    (15.6)     (9.0)   (24.6)     87.7     (71.4)    16.3
                              ========= ========= ======== ========= ========= ======== ========= ========= ========


Earnings per share  (note 5)
- basic                          12.1p              11.7p     12.3p              10.5p     55.9p              41.4p
- diluted                        12.1p              11.7p     12.3p              10.4p     55.7p              41.2p


SEGMENTAL INFORMATION
3 MONTHS TO 31 DECEMBER 2002


Turnover and operating profit before exceptional items by business were as follows:

                                      3 Months to 31 Dec 2002    3 Months to 31 Dec 2001       Year to 30 Sep 2002
                                     ------------------------- -------------------------- -------------------------
                                        Turnover    Operating     Turnover     Operating     Turnover    Operating
                                                       Profit                     Profit                    Profit
                                     ------------ ------------ ------------ ------------- ------------ ------------
                                       (pound)       (pound)      (pound)       (pound)      (pound)      (pound)
                                       million       million      million       million      million      million
Process Gas Solutions                      300.2        43.5         292.9         41.3       1,200.6       185.2
Industrial and Special Products            416.0        62.0         388.4         62.4       1,605.3       248.0
BOC Edwards                                170.1         4.1         153.1          3.9         688.2        26.1
Afrox hospitals                             70.3         6.8          57.4          4.6         259.0        29.7
Gist                                        78.4         6.1          68.2          6.0         264.8        25.5
Corporate                                      -        (3.9)            -         (3.7)            -       (14.4)
                                     ------------ ------------ ------------ ------------- ------------ ------------
Continuing operations                    1,035.0       118.6         960.0        114.5       4,017.9       500.1
                                     ============ ============ ============ ============= ============ ============





Turnover and operating profit before exceptional items by region were as follows:

                                      3 Months to 31 Dec 2002    3 Months to 31 Dec 2001       Year to 30 Sep 2002
                                     ------------------------- -------------------------- -------------------------
                                        Turnover    Operating     Turnover     Operating     Turnover    Operating
                                                       Profit                     Profit                    Profit
                                     ------------ ------------ ------------ ------------- ------------ ------------
                                       (pound)       (pound)      (pound)       (pound)      (pound)      (pound)
                                       million       million      million       million      million      million
Europe                                     284.0         34.4        257.8          36.6      1,069.6        155.2
Americas                                   311.7         23.4        316.6          25.0      1,291.8        121.3
Africa                                     122.9         18.6        105.7          15.4        441.0         56.7
Asia/Pacific                               316.4         42.2        279.9          37.5      1,215.5        166.9
                                     ------------ ------------ ------------ ------------- ------------ ------------
Continuing operations                    1,035.0        118.6        960.0         114.5      4,017.9        500.1
                                     ============ ============ ============ ============= ============ ============

CONDENSED BALANCE SHEET
AT 31 DECEMBER 2002





                                                                                 At 31 Dec 2002     At 30 Sep 2002
                                                                              ------------------ ------------------
                                                                                 (pound)million     (pound)million
Fixed Assets
- Intangible assets                                                                      182.4              150.7
- Tangible assets                                                                      3,046.3            3,027.4
- Joint ventures, associates and other investments                                       467.3              468.6
Working capital (excluding bank balances and short-term loans)                           249.6              203.1
Deferred tax provisions                                                                 (294.3)            (291.8)
Other non current liabilities and provisions                                            (167.2)            (173.7)
Net borrowings and finance leases                                                     (1,425.8)          (1,325.6)
                                                                              ------------------ ------------------
Net assets excluding pension assets and liabilities                                    2,058.3            2,058.7
Pension assets                                                                            53.9               54.3
Pension liabilities                                                                     (313.7)            (311.0)
                                                                              ------------------ ------------------
Net assets including pension assets and liabilities                                    1,798.5            1,802.0
                                                                              ================== ==================

Shareholders' capital and reserves                                                     1,661.1            1,684.1
Minority shareholders' interests                                                         137.4              117.9
                                                                              ------------------ ------------------
                                                                                       1,798.5            1,802.0
                                                                              ================== ==================

CASH FLOW
3 MONTHS TO 31 DECEMBER 2002



                                                                       3 Months to     3 Months to         Year to
                                                                       31 Dec 2002     31 Dec 2001     30 Sep 2002
                                                                    --------------- --------------- ---------------
                                                                    (pound)million  (pound)million  (pound)million
TOTAL OPERATING PROFIT before exceptional items                             118.6           114.5           500.1
Depreciation and amortisation                                                82.6            81.0           330.9
FRS17 retirement benefits charge                                             13.9            13.0            49.9
Operating profit before exceptional items of joint ventures                 (13.9)          (14.6)          (63.8)
Operating profit before exceptional items of associates                      (2.8)           (2.6)          (10.7)
Changes in working capital and other items                                 (122.0)          (77.5)           20.2
Exceptional cash items                                                       (6.8)          (13.4)          (67.3)
                                                                    --------------- --------------- ---------------
NET CASH INFLOW FROM OPERATING ACITIVITIES                                   69.6           100.4           759.3

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES                                  0.8             1.7            33.9

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
                                                                            (23.1)          (24.6)          (90.7)

TAX PAID                                                                    (14.2)          (20.7)          (96.2)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
                                                                            (72.7)          (87.2)         (324.5)

ACQUISITIONS AND DISPOSALS                                                  (65.3)          (47.1)         (215.5)

EQUITY DIVIDENDS PAID                                                           -               -          (186.6)
                                                                    --------------- --------------- ---------------

NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING
                                                                           (104.9)          (77.5)         (120.3)

                                                                    =============== =============== ===============

NOTES TO THE ACCOUNTS


1    Basis of preparation

     The results for the 3 months to 31 December 2002 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2002.

     Financial information for the year to 30 September 2002 has been based on the full Group accounts for that period. The 2002 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the 3 months to 31 December 2002 are unaudited.


2    Exchange Rates

     The majority of the Group's operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group's overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the financial period end.

     The rates of exchange to sterling for the currencies which principally affected the Group's results were as follows:


                                                                      3 Months to    3 Months to        Year to
                                                                      31 Dec 2002    31 Dec 2001    30 Sep 2002
       Average rates:
       -  US dollar                                                          1.57           1.44           1.47
       -  Australian dollar                                                  2.82           2.82           2.77
       -  Japanese yen                                                     192.41         178.48         184.34
       -  South African rand                                                15.14          14.70          15.64
       Period end rates:
       -  US dollar                                                          1.61           1.46           1.57
       -  Australian dollar                                                  2.86           2.84           2.89
       -  Japanese yen                                                     191.05         190.74         191.45
       -  South African rand                                                13.81          17.46          16.58


3      Exceptional items                                              3 Months to    3 Months to        Year to
                                                                      31 Dec 2002    31 Dec 2001    30 Sep 2002
                                                                   (pound)million (pound)million (pound)million

       Restructuring costs                                                  (3.1)          (9.8)         (47.2)
       Write-down and impairment of assets                                     -              -          (21.2)
       Costs of proposed takeover                                              -           (2.0)          (6.1)
                                                                    -------------- -------------- --------------
       Total operating exceptional items                                    (3.1)         (11.8)         (74.5)
                                                                    -------------- -------------- --------------



       Closure of businesses - continuing operations                           -              -          (21.3)
       Profit on disposal of businesses - continuing operations                -              -            1.1
                                                                    -------------- -------------- --------------
       Total non operating exceptional items                                   -              -          (20.2)
                                                                    -------------- -------------- --------------


4      Tax                                                            3 Months to    3 Months to        Year to
                                                                      31 Dec 2002    31 Dec 2001    30 Sep 2002
                                                                   (pound)million (pound)million (pound)million
       Subsidiary undertakings                                             (26.8)         (24.6)        (100.3)
       Share of joint ventures                                              (0.3)          (2.2)          (3.6)
       Share of associates                                                  (0.5)          (0.6)          (2.3)
                                                                    -------------- -------------- --------------
       Tax on profit on ordinary activities                                (27.6)         (27.4)        (106.2)
                                                                    -------------- -------------- --------------

       Overseas tax included in the tax on profit on ordinary
       activities above was:                                               (22.4)         (14.9)         (73.9)
                                                                    -------------- -------------- --------------

       The tax charge includes the following credit in respect
       of exceptional items:
       Operating exceptional items                                           1.1            2.7           15.3
       Non operating exceptional items                                         -              -            7.5
                                                                    -------------- -------------- --------------
       Tax on exceptional items                                              1.1            2.7           22.8
                                                                    -------------- -------------- --------------

5      Earnings per share                                             3 Months to    3 Months to        Year to
                                                                      31 Dec 2002    31 Dec 2001    30 Sep 2002
                                                                   (pound)million (pound)million (pound)million
       Amounts used in computing the earnings per share:
       Earnings attributable to ordinary shareholders for the
       period                                                               57.8           51.3          202.9
       Adjustment for exceptional items                                      1.9            9.0           71.4
                                                                    -------------- -------------- --------------
       Adjusted earnings before exceptional items                           59.7           60.3          274.3
                                                                    -------------- -------------- --------------

                                                                      3 Months to    3 Months to        Year to
                                                                      31 Dec 2002    31 Dec 2001    30 Sep 2002
                                                                          Million        Million        Million
       Average number of 25p ordinary shares:
       Average issued share capital                                        497.3          494.7          496.0
       Less: average own shares held in trust                               (4.5)          (6.2)          (5.6)
                                                                    -------------- -------------- --------------
       Basic                                                               492.8          488.5          490.4
       Add: dilutive share options                                           0.1            1.7            1.8
                                                                    -------------- -------------- --------------
       Diluted                                                             492.9          490.2          492.2
                                                                    -------------- -------------- --------------

6      Reconciliation of net cash flow to movement in net debt        3 Months to    3 Months to        Year to
                                                                      31 Dec 2002    31 Dec 2001    30 Sep 2002
                                                                   (pound)million (pound)million (pound)million
       Net borrowings and finance leases - at period start              (1,325.6)      (1,272.1)      (1,272.1)
       Net cash outflow                                                   (104.9)         (77.5)        (120.3)

       Issue of shares                                                       0.8            6.9           25.0
       Net borrowings assumed at acquisition                                (0.7)          (1.1)          (0.5)
       Inception of finance leases                                             -              -           (0.4)
       Exchange adjustment                                                   4.6           14.3           42.7
                                                                    -------------- -------------- --------------
       Net borrowings and finance leases - at period end                (1,425.8)      (1,329.5)      (1,325.6)
                                                                    -------------- -------------- --------------


7      Post balance sheet events
       In January 2003, BOC's gases business in Japan, conducted through its subsidiary company OSK, was combined with the industrial and medical gases business of Air Liquide Japan to form Japan Air Gases. BOC holds 45 per cent of Japan Air Gases and Air Liquide holds 55 per cent.


                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: 4 February, 2003



                                       By:  /s/   David Kinnair
                                            ------------------------------------
                                            Name:   David Kinnair
                                            Title:  Assistant Company Secretary